 =======================================================================================================================================

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       April 7, 2003

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: April 7, 2003

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for March 2003

National Grid Transco plc ("NGT")
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange

DATE      DETAILS

31.3.03        Quest Operation.

27.3.03         Directors' Interests (R Sergels' 'Thrift Plan' adjusts (reduces) his balance of ADRs held.

26.3.03         NGT Close period trading update

26.3.03        NGT Financial Timetable for year to 31 March 2004

21.3.03      Quest operation

7.4.03        Quest operation

                    and 14.4.03

NOTE:         On 10 February 2003, as previously reported, NGT commenced a share repurchase programme. Further announcements in                     respect of the programme, now annexed, were made in March as follows:

                    3,4,5,6,12,13,14,17,18,20,21 and 24 March, for repurchases on each preceding business day.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements to the London Stock Exchange for March 2003

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

7 March 2003

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

Today, each of the following NGT Executive Directors: E. M. Astle, S. J. Holliday, R. P. Sergel and R. J. Urwin, technically ceased to be interested in 7,422 NGT Ordinary Shares, by virtue of the Quest transferring the shares to employees.

Note: For Companies Act purposes, these Executive Directors named above are deemed to have a technical interest in all the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D. C. Forward, Assistant Secretary (020 7004 3226).

14 March 2003

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (QUEST)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

---------------------------------------------------------------------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 15,181 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, these Executive Directors named above are deemed to have a technical interest in the shares held in NGT's QUEST, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

21 March 2003

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (QUEST)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

---------------------------------------------------------------------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 36,850 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, these Executive Directors named above are deemed to have a technical interest in the shares held in NGT's QUEST, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

26 March 2003

National Grid Transco plc (NGT)

National Grid Transco Financial Timetable for the year ending 31 March 2004

----------------------------------------------------------------------------------------------------------------

The National Grid Transco preliminary statement of results for the year ended 31 March 2003 will be announced on Wednesday 21 May 2003.

Other key dates in the year ahead are:

Monday 21 July. Annual General Meeting, International Convention Centre, Birmingham.

20 August. Final dividend 2002/03 payment (Ex-dividend date, 28 May. Record date, 30 May).

20 November. Interim results announcement 2003/04.

21 January 2004. Interim dividend 2003/04 payment (Ex-dividend date, 26 November 2003. Record date, 28 November 2003).

---------------------------------------------------------------------------------------------------------------------

Contact: D C Forward, Assistant Secretary, 0207 004 3226

26 March 2003

                            National Grid Transco close period trading update
                                    for the year ended 31 March 2003

                        Financial results for the year in line with expectations

National Grid Transco plc (the "Group") is today issuing its trading update prior to entering its close period and the announcement of its full year results on Wednesday 21 May 2003.

Operating performance for the year ended 31 March 2003 will be in line with our expectations. This includes progress on programmes to deliver controllable cost reductions and merger synergies.  In the US, the impact of the weakened economy and dollar has been offset by the benefits of favourable weather.

Profit before tax (excluding exceptional items and goodwill amortisation) is now expected to be impacted by some £30m as a result of our decision to suspend, with effect from 1 October 2002, recognition of (non cash) UK pension surplus credits.

As previously indicated, we do not expect to release any prior year tax provisions and the effective tax rate on the profit before tax (excluding exceptional items) is anticipated to be approximately 33%.

The  cashflow  impact  of the  programmes  previously  announced  to  deliver  restructuring  and  merger benefits,  combined with the Group's share  buy-back  programme,  will result in net debt of around £14bn at 31 March 2003.

During the course of the year (up to 25 March 2003), the Group purchased for  cancellation  24,225,000 of its ordinary  shares at an average price of 401.59p.  The weighted  average number of shares for the year ending 31 March 2003 for  purposes  of  calculating  earnings  per share is  expected  to be around  3.08 billion.

Cautionary statement

This  announcement  contains  certain  statements that are neither reported  financial  results nor other historical  information.  These statements are  forward-looking  statements within the meaning of Section
27A of the  Securities Act of 1933, as amended,  and Section 21E of the Securities  Exchange Act of 1934,
as  amended.   Because  these   forward-looking   statements  are  subject  to  assumptions,   risks  and
uncertainties,  actual future results may differ  materially  from those  expressed in or implied by such statements.  Many of these  assumptions,  risks and  uncertainties  relate  to  factors  that are  beyond
National  Grid  Transco's  ability to control  or  estimate  precisely,  such as delays in  obtaining  or adverse conditions contained in regulatory  approvals,  competition and industry  restructuring,  changes in economic  conditions,  currency  fluctuations,  changes in interest  and tax rates,  changes in energy market  prices,  changes in  historical  weather  patterns,  changes in laws,  regulations  or regulatory
policies,   developments  in  legal  or  public  policy  doctrines,   technological   developments,   the
availability  of  new  acquisition  opportunities  or  the  timing  and  success  of  future  acquisition opportunities.  Other factors that could cause actual results to differ  materially  from those described in this  announcement  include the ability to integrate Niagara Mohawk and Lattice Group plc successfully within National Grid Transco or to realise  synergies from such  integration or the failure to retain key management,  unseasonal  weather  impacting  on demand  for  electricity  and gas,  the  behaviour  of UK electricity  market  participants on system balancing,  the timing of amendments in prices to shippers in the UK gas market,  the  performance  of the National Grid Transco's  pension  schemes and the regulatory
treatment  of  pension  costs.  For  a  more  detailed  description  of  these  assumptions,   risks  and
uncertainties,  together with any other risk factors please see National Grid Transco's  filings with the
United States  Securities  and Exchange  Commission  (and in particular the "Risk Factors" and "Operating and Financial  Review"  sections in its most recent  annual report on 20F).  Readers are cautioned not to place  undue  reliance  on these  forward-looking  statements,  which  speak  only as of the date of this announcement.  National Grid Transco does not undertake any obligation to publicly  release any revisions to  these  forward-looking  statements  to  reflect  events  or  circumstances  after  the  date  of this announcement.

Contacts

Investors
Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807(m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139(m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641(m)
Bob Seega (US)    +1 508 389 2598

Media
Gillian Home      +44 (0)20 7004 3150
Clive Hawkins     +44 (0)20 7004 3147
Jim Willison      +44 (0)20 7004 3149
Pager             +44 (0)7659 117841 (out of hours)

Citigate Dewe Rogerson      +44 (0)20 7638 9571
Anthony Carlisle            +44 (0)7973 611888(m)

National Grid Transco plc (NGT)
27th March 2003
Notification of Directors' Interests
_____________________________________________________________________________________________________

The Trustee of the National Grid USA Incentive Thrift Plan (the 'Thrift Plan') yesterday notified NGT that:

Mr R P Sergel's interest in NGT shares in the Thrift Plan was reduced by 23.225 ADRs, due to an adjustment made by the Trustee and effective 10th March 2003 at a price of $30.0954 per ADR.

31 March 2003

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (QUEST)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------------------------------------------

Today, each of the following NGT Executive Directors:  E M Astle, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 15,181 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, these Executive Directors named above are deemed to have a technical interest in the shares held in NGT's QUEST, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

Announcement Dated: 3 March 2003

                              National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 28 February 2003 it purchased for cancellation 950,000 of its ordinary shares at a price of 401.9134 pence per ordinary share.

Enquiries:

Investors
Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807 (m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139 (m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641 (m)

Media
Gillian Home      +44 (0)20 7004 3150
Jim Willison      +44 (0)20 7004 3149
Clive Hawkins     +44 (0)20 7004 3147

Announcement Dated: 4 March 2003

                              National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 3 March 2003 it purchased for cancellation 500,000 of its ordinary shares at a price of 404.2759 pence per ordinary share.

Enquiries:

Investors
Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807 (m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139 (m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641 (m)

Media
Gillian Home      +44 (0)20 7004 3150
Jim Willison      +44 (0)20 7004 3149
Clive Hawkins     +44 (0)20 7004 3147

Announcement Dated: 5 March 2003

                              National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 4 March 2003 it purchased for cancellation 750,000 of its ordinary shares at a price of 401.6074 pence per ordinary share.

Enquiries:

Investors
Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807 (m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139 (m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641 (m)

Media
Gillian Home      +44 (0)20 7004 3150
Jim Willison      +44 (0)20 7004 3149
Clive Hawkins     +44 (0)20 7004 3147

Announcement Dated: 6 March 2003

                              National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 5 March 2003 it purchased for cancellation 1,050,000 of its ordinary shares at a price of 399.0104 pence per ordinary share.

Enquiries:

Investors
Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807 (m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139 (m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641 (m)

Media
Gillian Home      +44 (0)20 7004 3150
Jim Willison      +44 (0)20 7004 3149
Clive Hawkins     +44 (0)20 7004 3147

Announcement Dated: 12 March 2003

National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 11 March 2003 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 378.6300 pence per ordinary share.

Enquiries:

Investors
Marcy Reed        +44 (0)20 7004 3170                +44 (0)7768 490807 (m)
Terry McCormick   +44 (0)20 7004 3171                +44 (0)7768 045139 (m)
Louise Clamp      +44 (0)20 7004 3172                +44 (0)7768 555641 (m)

Media
Gillian Home      +44 (0)20 7004 3150
Jim Willison      +44 (0)20 7004 3149
Clive Hawkins     +44 (0)20 7004 3147

Announcement Dated: 13 March 2003

National Grid Transco - repurchase of shares
National Grid Transco plc announces that on 12 March 2003 it purchased for cancellation 1,300,000 of its ordinary shares at a price of 380.3500 pence per ordinary share.

Enquiries:

Investors
Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807 (m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139 (m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641 (m)

Media
Gillian Home      +44 (0)20 7004 3150
Jim Willison      +44 (0)20 7004 3149
Clive Hawkins     +44 (0)20 7004 3147

Announcement Dated: 14 March 2003

National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 13 March 2003 it purchased for cancellation 1,250,000 of its ordinary shares at a price of 374.1000 pence per ordinary share.

Enquiries:

Investors
Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807 (m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139 (m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641 (m)

Media
Gillian Home      +44 (0)20 7004 3150
Jim Willison      +44 (0)20 7004 3149
Clive Hawkins     +44 (0)20 7004 3147

Announcement Dated: 17 March 2003

National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 14 March 2003 it purchased for cancellation 450,000 of its ordinary shares at a price of 384.5000 pence per ordinary share.

Enquiries:
Investors
Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807 (m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139 (m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641 (m)

Media
Gillian Home      +44 (0)20 7004 3150
Jim Willison      +44 (0)20 7004 3149
Clive Hawkins     +44 (0)20 7004 3147

Announcement Dated: 18 March 2003

National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 17 March 2003 it purchased for cancellation 300,000 of its ordinary shares at a price of 392.5000 pence per ordinary share.

Enquiries:

Investors
Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807 (m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139 (m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641 (m)

Media
Gillian Home      +44 (0)20 7004 3150
Jim Willison      +44 (0)20 7004 3149
Clive Hawkins     +44 (0)20 7004 3147

Announcement Dated: 20 March 2003

National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 19 March 2003 it purchased for cancellation 640,000 of its ordinary shares at a price of 405.6000 pence per ordinary share.

Enquiries:

Investors

Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807 (m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139 (m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641 (m)

Media
Gillian Home      +44 (0)20 7004 3150
Jim Willison      +44 (0)20 7004 3149
Clive Hawkins     +44 (0)20 7004 3147

Announcement Dated: 21st March 2003

National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 20 March 2003 it purchased for cancellation 1,800,000 of its ordinary shares at a price of 398.8750 pence per ordinary share.

Enquiries:

Investors
Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807 (m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139 (m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641 (m)

Media

Gillian Home      +44 (0)20 7004 3150
Jim Willison      +44 (0)20 7004 3149
Clive Hawkins     +44 (0)20 7004 3147

Announcement Dated: 24th March 2003

National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 21st March 2003 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 411.7500 pence per ordinary share.

Enquiries:

Investors
Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807 (m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139 (m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641 (m)

Media

Gillian Home      +44 (0)20 7004 3150
Jim Willison      +44 (0)20 7004 3149
Clive Hawkins     +44 (0)20 7004 3147